

September 19, 2018

Jay Peterson
Chief Financial Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

      Re: Thermon Group Holdings, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2018
          Filed May 30, 2018
          File No. 001-35159

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Critical Accounting Policies and Estimates
Estimating allowances, specifically the allowance for doubtful accounts and the adjustment for excess and obsolete inventories, page 41

1.   We note that you value inventories at the lower of cost or market. Tell us how this is consistent with FASB ASU 2015-11 which requires inventory be measured at the lower of cost and net realizable value. Clarify for us whether you are using LIFO or the retail inventory method to measure inventory.

2.   We note from the discussion that you write-down excess or obsolete inventory to its fair market value and on page 42 you indicate that actual write-offs of inventory may differ from estimates and calculations used to determine valuation allowances due to changes in

customer demand, customer negotiations, product application, technology shifts and other factors. Please address the following:

- Describe to us in detail how you account for excess or obsolete inventory and explain how your accounting is consistent with SAB Topic 5.BB and ASC 330-10-35-14 which require that you write-down inventory determined to be excess or obsolete to the lower of cost or net realizable value, creating a new cost basis at the fiscal year-end that subsequently cannot be marked up.

- Describe to us what you mean by "actual write-offs" of inventory and, using journal entries, explain to us when and how you record the actual write-offs of previously impaired excess or obsolete inventory. Include an example where the actual write-off differs from your estimates at the time you wrote down the impaired inventory to its new cost basis.

- Explain to us how you account for any subsequent sales of inventory previously written down to a new cost basis, including how these sales impacted your gross margins in each of the reported periods.

- Revise MD&A in future filings to discuss, if material, the impact on your gross margins of any sales of previously written down excess or obsolete inventory.

3. Further, we note the roll-forward of the inventory valuation reserve presented in Note 5 and the positive "charge to reserve" recorded in fiscal 2018. Please address the following:

- Describe to us the circumstances that resulted in the positive "charge to reserve" in fiscal 2018.

- Clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. Otherwise, revise future filings to clarify your disclosure referencing an inventory valuation allowance and valuation reserves. We note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory (inventory reserves) are not considered valuation accounts for Schedule II of Rule 12-09 of Regulation S-X because those amounts in substance represent normal adjustments / impairment of inventory.

Non-GAAP Financial Measures
Return on Equity - non-GAAP basis, page 46

4. We note that you give greater prominence to the non-GAAP measure than to the comparable GAAP measure by only presenting "Return on Equity - non-GAAP basis on

age 46, without also presenting the GAAP return on equity. Please refer to Question 102 .10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise your future presentations to comply with that guidance.

5.   On page 46 you title the measure presented as "Return on Equity - non-GAAP basis". However, throughout the discussion on pages 45 and 46 you simply refer to the measure as return on equity. Please revise your discussions referring to this measure in future filings to consistently use a title, such as "non-GAAP return on equity" or "adjusted return on equity" that clearly distinguishes it from GAAP return on equity. Refer to Item 10(e))(1)(ii)(E) of Regulation S-K.

6.   Please revise future filings to clearly disclose what the non-GAAP Return on Equity measure you present is intended to communicate to investors. Refer to Items 10(e) (1)(i)(C) and (D) of Regulation S-K. Tell us why excluding the cost of debt from this measure is consistent with your objective.

Consolidated Financial Statements
Note 17. Segment Information, page 86

7.   We note from the business and properties sections that you have operations in Mexico, Brazil, Australia and South Africa. Tell us where these operations are reflected in your reportable segments. Please revise this note in future filings to clearly describe the countries and geographic regions included in each of your reportable segments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery